SinoCoking Coal and Coke Chemical Industries, Inc.
c/o Kuanggong Road and Tiyu Road 10th Floor, Chengshi Xin Yong She, Tiyu Road, Xinhua District s

Pingdingshan, Henan Province s People’s Republic of China s Phone: +86-3752882999

March 10, 2015

Pamela Long, Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 4631

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	SinoCoking Coal and Coke Chemical Industries, Inc.

Post-effective Amendment No. 1 to Form S-3 on Form S-1

Filed January 14, 2015

File No. 333-178325

Dear Ms. Long:

On behalf of SinoCoking Coal and Coke Chemical Industries, Inc. (the “Registrant”) and in response to the comment set forth in your letter dated February 4, 2015, we are writing to supply additional information. Capitalized terms used herein shall have the meanings ascribed to them in the Post-effective Amendment No. 1 to Form S-3 on Form S-1 (“Registration Statement”) unless otherwise defined herein. We have also enclosed one clean copy and two redlined copies of the Amendment for your review.

General

1. Please note that we will not accelerate the effectiveness of your registration statement until the resolution of the outstanding comments on your Form 10-K for the fiscal year ended June 30, 2014.

We acknowledge your comment.

2. Please tell us whether any offers or sales were made under your Form S-3 registration statement between the time you filed your Form 10-K on September 29, 2014 and this Post-Effective Amendment No. 1 to Form S-3 on S-1. If so, please provide the dates and amounts of securities sold during that period. If such sales have been made, please also provide us with a legal analysis regarding your compliance with Sections 5 and 10(a)(3) of the Securities Act. Section 5(b) of the Securities Act requires that a prospectus meeting the requirements of Section 10(a) be delivered before or at the same time with a confirmation of sale of a security. We note that for purposes of Securities Act Rule 401(b), the filing of a Form 10-K operates as a Section 10(a)(3) update to a Form S-3 registration statement. Therefore, since you were not eligible to use the Form S-3 at the time of such updating through the filing of the Form 10-K, you were required to file a post-effective amendment on Form S-1 at the time you filed your Form 10-K. Please refer to the Compliance and Disclosure Interpretations Securities Act Rules Question 198.02 and Securities Act Forms Question 114.04.

We acknowledge your comment. No offers or sales were made under our Form S-3 registration statement between the time we filed our Form 10-K on September 29, 2014 and our Post-Effective Amendment No. 1 to Form S-3 on S-1.

Pamela Long, Assistant Director

March 10, 2015

3. Please clarify the exact amount and type of securities you are registering in your registration statement. We note that the description of shares being registered under the “Explanatory Note” does not match the shares listed on the prospectus cover page or under “Securities offered” on page three.

We acknowledge your comment. We have revised the Registration Statement to clarify the exact amount and type of securities we are registering.

4. We note that your description on the cover page and on page three says that you are registering 822,369 shares of common stock issuable upon exercise of the Series C Warrants “and the issuance of the Series C Warrants.” Please clarify whether the Series C Warrants are already issued and outstanding and you are registering only the underlying common stock, or if you are instead registering both the issuance of the Series C Warrants and the underlying common stock. Please make a similar clarification with respect to the Placement Agent Warrants.

We acknowledge your comment. We have revised the Registration Statement to clarify that the Series C Warrants are not issued and outstanding, but are issuable upon the exercise of options. We are registering both the issuance of the Series C Warrants and the underlying common stock. We have made a similar clarification with respect to the Placement Agent Warrants.

Signatures

5. Please revise to include the signature of the company’s principal accounting officer or controller. If one person acts in more than one capacity, you must indicate on the signature page all of the capacities in which the person is signing the form.

We have revised the Registration Statement to include the signature of the company’s principal accounting officer.

As requested, the Registrant acknowledges that:

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Pamela Long, Assistant Director

March 10, 2015

Thank you in advance for your assistance in reviewing this response.

Should you have any questions with respect to the above responses, please contact me or our U.S. legal counsel, Mr. Anthony W. Basch, at 804-771-5725.

Sincerely,

/s/ Song Lv

Song Lv

Cc: Anthony W. Basch, Esq. (awbasch@kaufcan.com)